Exhibit 99.1
Shinhan Bank’s Board made a resolution to convene Annual General Meeting of Shareholders for the fiscal year of 2014.

On February 25, 2015, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to convene the Annual General Meeting of Shareholders for the fiscal year of 2014 as follows:

1. Date and Time: March 18, 2015, 10:30 in Seoul Time

2.	Venue: Conference room, 6th floor, Shinhan Bank, 20, Sejong-daero 9-gil, Jung-gu, Seoul, Republic of Korea

3.	Agenda:

1) Approval of Financial Statements and Consolidated Financial Statements for the fiscal year of 2014
2) Approval of Revision to Articles of Incorporation
3) Approval of the Maximum Limit on Director Remuneration
4) Appointment of Directors

Name	Position	Period of Tenure	Note

Yong Byoung Cho	Chief Executive Officer	2yr	Newly-appointed

The details of the Candidates for Agenda Item No.4 (“Appointment of Directors “) will be disclosed, when the Candidates are nominated.